FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of December, 2003

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, British Columbia

V7A 5J7

Attachments:

1.

News Release dated December 1, 2003

2.

Material Change Report dated December 1, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ]     No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  December 1, 2003

Wilman Wong

Chief Financial Officer/Corporate Secretary

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Announces Share Conversion by Major Investor

RICHMOND, BRITISH COLUMBIA – December 1, 2003 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, announced that its major investor, Herb King International Limited, today converted 10,000,000 non-voting preferred shares into common shares, thereby raising its holdings of Chai-Na-Ta’s common shares to 78% from 62%.

Herb King, a wholly owned subsidiary of Road King Infrastructure Limited of Hong Kong, retains 10,399,149 preferred shares, which are convertible into common shares on a one-for-one basis.

“The share conversion underscores our confidence in Chai-Na-Ta’s future, as the outlook for the Company and the ginseng industry continue to brighten,” said William Zen, Chairman and Chief Executive Officer.

A total of 20,399,149 non-voting, convertible preferred shares were issued to John Hancock Life Insurance Company in April 2000 in settlement of certain secured debts owed to it by Chai-Na-Ta. Later that month, through a financial restructuring and change of control, Herb King took ownership of the shares.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

FORM 53-901F UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

Chai-Na-Ta Corp.      (the “Company” )

Unit 100 - 11300 No.5 Road

Richmond, BC

V7A 5J7

Phone: (604) 272-4118

Fax: (604) 272-4113

Item 2.

Date of Material Change

December 1, 2003

Item 3.

Press Release

A press release announcing the material change was issued by the Company on December 1, 2003 at Vancouver, British Columbia

Item 4.

Summary of Material Change

The Company announced that its major investor, Herb King International Limited, converted 10,000,000 non-voting preferred shares into common shares on December 1, 2003.

Item 5.

Full Description of Material Change

The Company announced that its major investor, Herb King International Limited, converted 10,000,000 non-voting preferred shares into common shares on December 1, 2003, thereby raising its holdings of Chai-Na-Ta’s common shares to 78% from 62%.

Herb King, a wholly owned subsidiary of Road King Infrastructure Limited of Hong Kong, retains 10,399,149 preferred shares, which are convertible into common shares on a one-for-one basis.

A total of 20,399,149 non-voting, convertible preferred shares were issued to John Hancock Life Insurance Company in April 2000 in settlement of certain secured debts owed to it by Chai-Na-Ta. Later that month, through a financial restructuring and change of control, Herb King took ownership of the shares.

Item 6.

Reliance on Section 85(2) of the Securities Act (British Columbia)  and Section 75(3) of the Securities Act (Ontario)

Not applicable

Item 7.

Omitted Information

No significant facts have been omitted from Item 5 for reasons of confidentiality.

Item 8.

Senior Officer

Wilman Wong, Chief Financial Officer and Corporate Secretary of the Company is knowledgeable about the material change and this report and may be contacted at (604) 272-4118.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Richmond, British Columbia, this 1st day of December, 2003.

CHAI-NA-TA CORP.

Per:

“Wilman Wong”

Wilman Wong, Chief Financial Officer & Corporate Secretary